UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                         SCHEDULE 13G
                        (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS
         FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
          AND AMENDMENTS THERETO FILED PURSUANT
                     TO RULE 13d-2(b)

                    (Amendment No. 8)*

                 Arrow International, Inc.
                     (Name of Issuer)

               Common Stock, No Par Value
              (Title of Class of Securities)

                        042764100
                     (CUSIP Number)

                         --------
      (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	    Rule 13d-1(b)
	  X Rule 13d-1(c)
	    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 042764100
          ---------
                         13G
--------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert L. McNeil, Jr.

--------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                               (a) /   /
                               (b) /   /
--------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------
     NUMBER OF     5. SOLE VOTING POWER
     SHARES           2,231,844
     BENEFICIALLY  -------------------------------------------
     OWNED BY      6. SHARED VOTING POWER
     EACH             50,000
     REPORTING     -------------------------------------------
     PERSON        7. SOLE DISPOSITIVE POWER
     WITH             2,231,844
                   -------------------------------------------
                   8. SHARED DISPOSITIVE POWER
                      50,000
-----------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,281,844
-----------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*

     /    /
-----------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               10.50%
-----------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    IN
-----------------------------------------------------------------

 This Statement constitutes Amendment No. 8 to the Statement on Schedule 13G filed by the undersigned with the Securities and Exchange Commission ("SEC") on February 15, 1993, as amended in February 1995, February 1996, February 1998, February 1999, February 2000, February 2001 and February 2002 (the "Schedule 13G"), with respect to the Common Stock, No Par Value, of Arrow International, Inc., a Pennsylvania corporation, pursuant to SEC Rule 13d-1(c).

 Other than as set forth herein, there has been no change in the information reported in the Schedule 13G.

Item 4.   Ownership
          ---------

 Mr. McNeil's response to Item 4 of the Schedule 13G is hereby amended and supplemented by the following:

   (a)      Amount Beneficially Owned:                2,281,844*
                                                     ----------

   (b)      Percent of Class:                             10.50%
                                                         ------

   (c)      Number of shares as to which such person has:

                 (i) sole power to vote or to
                     direct the vote                  2,231,844
                                                      ---------

                 (ii) shared power to vote or to
                      direct the vote                    50,000
                                                      ---------

                (iii) sole power to dispose or to
                      direct the disposition of       2,231,844
                                                      ---------

                 (iv) shared power to dispose or to
                      direct the disposition of          50,000
                                                      ---------

*Includes 50,000 shares held by a charitable foundation of which Mr. McNeil, a former director of the Company, is the Chairman and one of twelve directors who have shared power to vote and dispose of the shares of Common Stock held by such foundation. Excludes 2,312,247 shares held by Hare & Co., as nominee for the Robert L. McNeil, Jr. Intervivos Trust ("the McNeil Trust"), of which Mr. McNeil was the grantor for the benefit of Mr. McNeil and his lineal descendants, but with respect to which Mr. McNeil has no voting or investment power. Mr. McNeil disclaims beneficial ownership of such shares held in the McNeil Trust.


Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2003



                          By: /s/Robert L. McNeil, Jr.
                              -----------------------
                                 Robert L. McNeil, Jr.